Oncolytics Biotech® Announces Fireside Chat at the Cantor Global Healthcare Conference

SAN DIEGO, CA and CALGARY, AB, September 19, 2023 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a clinical-stage immunotherapeutics company focused on oncology, today announced its participation in an analyst-led fireside chat at the Cantor Global Healthcare Conference 2023 with Chief Executive Officer Dr. Matt Coffey. The conference is taking place September 26-28, 2023 at the InterContinental Barclay Hotel in New York, NY. Additional details on the fireside chat can be found below.

Date: Wednesday, September 27, 2023
Time: 8:35 a.m. ET
Location: InterContinental Barclay Hotel New York, Track 1
Webcast Link: Available by clicking here

Company management will also be participating in one-on-one investor meetings at the conference. To schedule a meeting, please submit a request on the conference website, contact your Cantor Fitzgerald representative, or email jpatton@oncolytics.ca.

A live webcast of the Company’s presentation will also be available on the Investor Relations page of Oncolytics’ website (LINK) and will be archived for three months.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in phase 2 studies in breast and pancreatic cancers. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid and hematological malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer. For further information, please visit: www.oncolyticsbiotech.com.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com